

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404**

March 5, 2007

Mail Stop 7010

Via U.S. mail and facsimile to (714)545-6265

Mr. J. Holt Smith, President
Nucon-RF, Inc.
1574 Gulf Road, #242
Point Roberts, WA   98281

Re: Nucon-RF, Inc.
        Registration Statement on Form 10-SB
        Filed on February 22, 2007
        File No.: 0-49876

Dear Mr. Smith:

        This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

        You are advised that the registration statement will become effective through operation of law on April 23, 2007, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

        We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

        If you have any questions, please call Dorine H. Miller at (202)551-3711.

                                Sincerely,

                                Pamela A. Long
                                Assistant Director